Exhibit 11.1

INTEGRAL SYSTEMS INC. AND SUBSIDIARIES

COMPUTATION OF EARNINGS PER SHARE

(unaudited)

	Three Months Ended December 31,
	2005	2004
Numerator:
Net Income	$3,070,454	$1,185,387

Denominator:
Denominator for basic earnings per share-weighted-average shares	10,670,647	10,045,127

Effect of dilutive securities:
Employee stock options	80,994	55,108

Contingently issuable shares	184,624	268,368

Denominator for diluted earnings per share adjusted weighted-average shares and assumed conversions	10,936,265	10,368,603

Basic earnings per share	$0.29	$0.12
Diluted earnings per share	$0.28	$0.11